SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On November 19, 2003, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: November 24 , 2003

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

SOURCE: Elbit Vision Systems Ltd.

ELBIT VISION SYSTEMS LTD. ANNOUNCES COURT APPROVAL BY DISTRICT COURT OF PLAN OF ARRANGEMENT FORINVESTMENT OF $700,000 BY ALTRO

Yoqneam, Israel, November 19, 2003 — Elbit Vision Systems Ltd. (EVSNF.PK) announced today that the Haifa District Court approved the previously announced plan of arrangement between the Company and its shareholders, which had been approved overwhelmingly by the Company’s shareholders on October 13, 2003. The approval of the court brought to an end the proceedings which misled our shareholders into thinking that we had filed for bankruptcy.

According to the plan of arrangement the previous commitment of Altro Warenhandelsgesembh, EVS’s major shareholder, to invest in EVS is to be replaced by an investment of $700,000 by Altro for the purchase of 2 million ordinary shares of the Company, and a warrant distribution to all EVS’s shareholders (with the exception of Altro) of approximately 4,000,000 four-year warrants to purchase the Company’s ordinary shares at a price of $0.35 per share.

Zami Aberman, EVS’s CEO said: “We are delighted with the District Court’s approval the arrangement, which is beneficial to all of the Company’s shareholders. The additional funds to be invested in the Company will have a major impact on ensuring the Company’s continued growth.”

         About EVS
Elbit Vision Systems Ltd. – EVS — designs, develops, manufactures, markets and supports automatic quality monitoring and inspection systems for the global industries. EVS is a public held company headquartered in Yokne’am, Israel, with offices in the United States, Europe and Asia.

Contact
Mr. Yaky Yanay — CFO and company secretary, Elbit Vision Systems Ltd, yaky@evs.co.il , 972-4-993-6400

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.